Exhibit 99.1

ATA Reports 2018 First Quarter Financial Results,

Provides Update on ATA Online Sale Transaction

Company to Hold Conference Call on Thursday, May 10, 2018, at 9 p.m. ET

Beijing, China, May 10, 2018 (NY) / May 11, 2018 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced preliminary unaudited financial results for the three months ended March 31, 2018, and provided an update on the sale of ATA Online (Beijing) Education Technology Co., Ltd. (“ATA Online”), the Company’s subsidiary that operates the testing services and delivery business.

Management Commentary

Mr. Jack Huang, ATA’s President, stated, “We are pleased to be making continued progress on the ATA Online transaction (the ‘Transaction’) and are now working to complete the second closing after having completed the first closing on April 4, 2018. In the meantime, we also continue to explore and evaluate acquisition opportunities within the education sector. One such opportunity we recently announced was ATA’s strategic investment in Beijing Biztour International Travel Service Co., Ltd. (‘Beijing Biztour’), one of China’s largest providers of B2B educational tour services. Beijing Biztour is well known for its international educational study tour services for students in China who are interested in overseas study tours primarily in the U.S., United Kingdom, and Australia. We continue working closely with the Beijing Biztour team and look forward to leveraging the many synergies between our two companies to better position Beijing Biztour for success and accelerated growth of its business.”

Mr. Huang continued, “Our strategy continues to focus on leveraging ATA’s existing competency-focused assessment and education service capabilities and the strategic opportunities that we have been working on to transform our company into a leading international education service provider. We continue to explore the possibility of using the proceeds from the Transaction to fund potential M&A opportunities within the education sector.”

Transaction Update

As previously announced in a press release on February 6, 2018, ATA entered into a share purchase agreement (the “Share Purchase Agreement”) with a group of investors including two entities affiliated with funds managed by CDH Investments, a major Chinese alternative asset management firm based in Beijing; New Beauty Holdings Limited, a company controlled by Mr. Kevin Xiaofeng Ma, the Chairman and Chief Executive Officer of ATA; and four holding companies controlled by certain management members of ATA Online, with respect to the Transaction (collectively, the “Buyer Group”).

Under the terms of the Share Purchase Agreement, the Buyer Group agreed to acquire all of the outstanding equity interests of ATA Online, which was then held directly or indirectly by ATA, for a total consideration of US$200.0 million in cash. The US$200.0 million in cash consideration payable by the Buyer Group for ATA Online represents an 87.4% premium over ATA’s market capitalization (calculated based on the closing trading price of ATA’s ADSs on February 5, 2018).

Mr. Ma paid a cash deposit in the amount of US$20.0 million to ATA as collateral and security for the payment obligations of the Buyer Group as agreed under the Share Purchase Agreement.

The closing of the Transaction is expected to take place in three stages subject to the satisfaction of various conditions precedent in the Share Purchase Agreement. The first of the three closings was completed on April 4, 2018. The Company currently expects the second closing to take place in early third quarter of 2018 with the Transaction to be completed later in the third quarter of 2018. The Company will continue to provide updates throughout the process but cautions investors that there are no assurances that all of the conditions for the closing stated in the Share Purchase Agreement will be satisfied or that the Transaction will ultimately be completed.

If the Transaction is not completed, ATA will continue to conduct ATA Online-related businesses and may consider and evaluate other strategic opportunities. In such a circumstance, there can be no assurances that ATA’s continued operation of the ATA Online-related businesses or any alternative strategic opportunities will result in the same or greater value to shareholders as with the sale of ATA Online.

The Company also filed a Form 6-K on February 6, 2018, and a Form 20-F on April 12, 2018, containing additional information regarding the Transaction, which investors may access on the SEC Filings page on ATA’s website or on the U.S. Securities and Exchange Commission website at www.sec.gov.

GAAP Results

Impact of ATA Online Transaction on the Company’s Financial Statements

Because the Transaction represents a strategic shift and has a major effect on ATA’s results of operations, the disposed business lines have been reclassified as discontinued operations. For the periods presented in this press release, the assets and liabilities of the discontinued operations are presented separately on the consolidated balance sheets, and the results of the discontinued operations, less applicable income taxes, are reported as a separate component of income, discontinued operations, on the consolidated statements of comprehensive income (loss).

2018 First Quarter

ATA’s total net revenues for the three months ended March 31, 2018, were RMB218,499 (US$34,834), compared to RMB2.3 million in the prior-year period. This decrease was primarily due to the reclassification of approximately RMB1.4 million in rental income from net revenues to other operating income, net, as a result of the adoption of new revenue guidance ASC 606, effective January 1, 2018. The related costs were also reclassified from cost of revenues to other operating income, net.

Net loss from continuing operations for the three months ended March 31, 2018, improved to RMB11.1 million (US$1.8 million) from net loss of RMB35.1 million in the prior-year period, primarily due to an RMB26.8 million decrease in income tax expenses specifically related to withholding taxes from prior-year period.

Net loss from discontinued operations, net of income tax, for the three months ended March 31, 2018, was RMB27.5 million (US$4.4 million), compared to RMB18.8 million in the prior-year period. This was primarily due to increased test monitoring costs and operating expenses related to licensing fees and labor costs associated with new hires and salary increases in the first quarter of 2018.

Balance Sheet Highlights

As of March 31, 2018, ATA’s cash and cash equivalents were RMB173.7 million (US$27.7 million), working capital was RMB262.8 million (US$41.9 million), and total shareholders’ equity was RMB327.1 million (US$52.1 million); compared to RMB53.5 million, RMB225.1 million, and RMB365.1 million, respectively, as of December 31, 2017.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 9 p.m. Eastern Time on Thursday, May 10, 2018, during which management will discuss the results of the quarter ended March 31, 2018. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (888) 419-5570
International (Toll):	+1 (617) 896-9871

	Toll-Free	Local Access
China:	(800) 990 1344	(400) 881 1630
Hong Kong:		3002 1672

Participant Passcode:             91958550

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.atai.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/25695.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, asset management, insurance, and accounting. As of March 31, 2018, ATA’s test center network comprised 3,379 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered approximately 101.5 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding the Transaction, ATA’s future growth and results of operations, ATA’s plans for mergers and acquisitions generally, the anticipated benefits to ATA’s expansion efforts into the international education studies market, the strategic investment in Beijing Biztour, and the ability of ATA and Beijing Biztour to cooperate effectively and to introduce offerings and build partnerships in China.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to leverage its existing competency-focused assessment and education service capabilities, its ability to identify and execute on M&A opportunities within the education sector, the economy of China, uncertainties with respect to China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its nine-month transition period ended December 31, 2017, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the nine-month transition period ended December 31, 2017.

The preliminary results for the quarter ended March 31, 2018, remain subject to the finalization of the Company’s year-end closing and reporting processes.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for the quarter ended March 31, 2018, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.2726 to US$1.00, the noon buying rate as of March 31, 2018, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x 5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,	March 31,
	2017	2018	2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	53,478,494	173,662,014	27,685,810
Accounts receivable, net	52,907	34,533	5,505
Prepaid expenses and other current assets	3,270,988	3,763,806	600,040
Assets classified as held for sale	310,014,014	311,872,989	49,719,891
Total current assets	366,816,403	489,333,342	78,011,246

Long-term investments	70,021,699	70,021,699	11,163,106
Property and equipment, net	42,302,632	41,387,921	6,598,208
Intangible assets, net	6,088,483	5,726,022	912,863
Deferred income tax assets	—	887,241	141,447
Other assets	4,004,039	3,626,338	578,124
Assets classified as held for sale	79,208,251	—	—
Total assets	568,441,507	610,982,563	97,404,994

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Purchase deposit	—	125,762,000	20,049,421
Accrued expenses and other payables	28,018,521	26,312,829	4,194,884
Deferred revenues	2,443,302	2,190,073	349,149
Liabilities classified as held for sale	111,304,107	72,288,361	11,524,466
Total current liabilities	141,765,930	226,553,263	36,117,920

Deferred revenues	799,145	830,746	132,440
Deferred income tax liabilities	22,797,747	19,522,075	3,112,278
Liabilities classified as held for sale	1,701,675	—	—
Total liabilities	167,064,497	246,906,084	39,362,638

Mezzanine equity-redeemable non-controlling interests	36,304,276	36,999,790	5,898,637

Shareholders’ equity:
Common shares	3,534,871	3,534,871	563,542
Treasury shares	(27,737,073)	(27,737,073)	(4,421,942)
Additional paid-in capital	389,897,690	391,383,169	62,395,684
Accumulated other comprehensive loss	(26,850,955)	(27,067,539)	(4,315,203)
Retained earnings (Accumulated deficit)	25,884,905	(13,380,229)	(2,133,123)
Total shareholders’ equity attributable to ATA Inc.	364,729,438	326,733,199	52,088,958
Non-redeemable non-controlling interests	343,296	343,490	54,761
Total shareholders’ equity	365,072,734	327,076,689	52,143,719
Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	568,441,507	610,982,563	97,404,994

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	March 31,	March 31,	March 31,
	2017	2018	2018
	RMB	RMB	USD
Net revenues	2,307,795	218,499	34,834
Cost of revenues	1,198,865	658,573	104,992
Gross profit (loss)	1,108,930	(440,074)	(70,158)

Operating expenses:
Research and development	4,297,214	4,234,917	675,145
Sales and marketing	1,093,135	959,556	152,976
General and administrative	8,625,770	10,668,404	1,700,795
Total operating expenses	14,016,119	15,862,877	2,528,916

Other operating income, net	—	940,141	149,881
Loss from continuing operations	(12,907,189)	(15,362,810)	(2,449,193)

Other income (expense):
Share of net loss of equity method investments	(563,641)	—	—
Interest income, net of interest expenses	361,860	149,037	23,760
Foreign currency exchange gain (loss), net	(278)	(33,499)	(5,341)
Loss from continuing operations before income taxes	(13,109,248)	(15,247,272)	(2,430,774)

Income tax expense (benefit)	22,029,582	(4,162,914)	(663,666)
Net loss from continuing operations, net of income taxes	(35,138,830)	(11,084,358)	(1,767,108)
Net loss from discontinued operations, net of income taxes	(18,774,475)	(27,485,068)	(4,381,766)
Net loss	(53,913,305)	(38,569,426)	(6,148,874)
Net income (loss) attributable to redeemable non-controlling interests from continuing operations	—	(462,958)	(73,806)
Net income (loss) attributable to non-redeemable non-controlling interests from discontinued operations	(219,404)	194	31
Net loss attributable to ATA Inc.	(53,693,901)	(38,106,662)	(6,075,099)
Net loss from continuing operations attributable to ATA Inc.	(35,138,830)	(10,621,400)	(1,693,302)
Net loss from discontinued operations attributable to ATA Inc.	(18,555,071)	(27,485,262)	(4,381,797)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(70,558)	(216,584)	(34,529)
Comprehensive loss attributable to ATA Inc.	(53,764,459)	(38,323,246)	(6,109,628)

Basic and diluted losses per common share attributable to ATA Inc.	(1.17)	(0.86)	(0.14)
Basic and diluted losses per ADS attributable to ATA Inc.	(2.34)	(1.72)	(0.28)
Basic and diluted losses from continuing operations per common share attributable to ATA Inc.	(0.77)	(0.26)	(0.04)
Basic and diluted losses from discontinued operations per common share attributable to ATA Inc.	(0.40)	(0.60)	(0.10)
Basic and diluted losses from continuing operations per ADS attributable to ATA Inc.	(1.54)	(0.52)	(0.08)
Basic and diluted losses from discontinued operations per ADS attributable to ATA Inc.	(0.80)	(1.20)	(0.20)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	March 31,	March 31,
	2017	2018
	RMB	RMB
GAAP net loss attributable to ATA Inc.	(53,693,901)	(38,106,662)
Share-based compensation expenses	3,878,061	2,944,854
Foreign currency exchange loss (gain), net	(2,949)	33,499
Non-GAAP net loss attributable to ATA Inc.	(49,818,789)	(35,128,309)

GAAP losses per common share attributable to ATA Inc.
Basic and diluted	(1.17)	(0.86)

Non-GAAP losses per common share attributable to ATA Inc.
Basic and diluted	(1.09)	(0.79)